FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of June 2005

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.

Form 20-F   __X__   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

If "yes" is marked, indicate below this file number assigned to
the registrant in connection with Rule 12g-3-2(b): _____

This Current Report on Form 6-K is incorporated by reference into
(i) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110,
(ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854,
(iii) Form S-8 filed on October 11, 2002, File No. 333-100522,
(iv) Form S-8 filed on December 7, 2000, File No. 333-51446, and
(v) Form S-8 filed on December 17, 1996, File No. 333-1540.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2005   <u>KERZNER INTERNATIONAL LIMITED</u>

By:	/s/Richard M. Levine
Name:	Richard M. Levine
Title:	Executive Vice President
	General Counsel

EXHIBIT LIST

<u>Exhibit</u>	<u>Description</u>
99(1)	NOTICE OF ANNUAL GENERAL MEETING OF HOLDERS OF ORDINARY SHARES To Be Held on July 19, 2005 and PROXY STATEMENT Mailed June 17, 2005

Exhibit 99(1)



KERZNER INTERNATIONAL LIMITED
Coral Towers
Paradise Island, The Bahamas

NOTICE OF ANNUAL GENERAL MEETING OF HOLDERS OF ORDINARY SHARES

To Be Held On July 19, 2005

To the Holders of Ordinary Shares of
KERZNER INTERNATIONAL LIMITED:

Notice is hereby given that the Annual General Meeting of holders of Ordinary Shares of Kerzner International Limited (the "Company") will be held at 10:00 am, local time, on Tuesday, July 19, 2005, in the New Providence Room, Coral Towers, Paradise Island, The Bahamas for the purpose of (1) electing Directors of the Company, (2) ratifying the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2005 and (3) approving the Company's 2005 Incentive Stock Plan.

Under Bahamian Law and the Company's Amended and Restated Articles of Association, if a quorum is present, the favourable vote of a simple majority of the votes cast by holders of Ordinary Shares in person or by proxy will be required in order to approve any proposal properly before the Annual General Meeting.

Only holders of record of Ordinary Shares at the close of business on June 3, 2005, are entitled to notice of, and to vote at, the Annual General Meeting or any adjournment thereof.

In order to assure that your interests will be represented, whether or not you plan to attend the Annual General Meeting in person, please complete, date and sign the enclosed form of proxy and return it promptly in the enclosed envelope.

By Order of the Board of Directors,

Richard M. Levine
Executive Vice President - General Counsel

Paradise Island, The Bahamas
June 17, 2005

TABLE OF CONTENTS

[Table of Contents](#)



KERZNER INTERNATIONAL LIMITED
Coral Towers
Paradise Island, The Bahamas

PROXY STATEMENT

ANNUAL GENERAL MEETING OF HOLDERS OF ORDINARY SHARES

To Be Held On July 19, 2005

This Proxy Statement and accompanying form of proxy are being mailed on or about June 17, 2005 to holders of Ordinary Shares. They are furnished in connection with the solicitation by the Board of Directors of Kerzner International Limited (the "Company") of proxies for use at the Annual General Meeting of holders of Ordinary Shares to be held on July 19, 2005 at 10:00 am local time, in the New Providence Room, Coral Towers, Paradise Island, The Bahamas, and at any adjournment thereof.

At the Annual General Meeting, the holders of Ordinary Shares of the Company will be asked to consider and vote upon (1) the election of Directors of the Company, (2) the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2005 and (3) the approval of the Company's 2005 Incentive Stock Plan. The Company has been advised that a representative of Deloitte & Touche LLP will be present at the Annual General Meeting and will have an opportunity to make a statement and to respond to appropriate questions raised.

VOTING INFORMATION

The Board of Directors has fixed the close of business on June 3, 2005 as the record date (the "Record Date") for the determination of which holders of Ordinary Shares are entitled to notice of, and to vote at, the Annual General Meeting and at any adjournment thereof. Accordingly, only holders of record of Ordinary Shares of the Company at the close of business on the Record Date will be entitled to receive notice of, and to vote at, the meeting. On any matter that may properly come before the meeting, holders of Ordinary Shares of record on the Record Date are entitled to one vote per share. On the Record Date, approximately 36,306,967 shares were issued and outstanding.

Shareholders who do not plan to be present at the Annual General Meeting are requested to date and sign the enclosed form of proxy and return it in the envelope provided. All Ordinary Shares, that are presented at the meeting by properly executed proxies received prior to or at the meeting and not revoked, will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted **"FOR"** the proposals listed above.

Under applicable Bahamian law and the Company's Amended and Restated Articles of Association, business to be considered at the Annual General Meeting is confined to that business described in the notice of meeting that is attached to this Proxy Statement. Thus, the matters to come before the meeting shall be strictly limited to those matters described in the notice. Holders of Ordinary Shares are entitled to attend and vote at the Annual General Meeting or vote by proxy. All proxies presented at the Annual General Meeting shall, unless contrary written instructions are noted on the form of proxy, also entitle the persons named in such proxy to vote such proxies in their discretion on any proposal to adjourn the meeting or otherwise concerning the conduct of the meeting.

Holders of Ordinary Shares have the right to revoke their proxies by notification to the Company in writing at any time prior to the time the Ordinary Shares represented thereby are actually voted. Proxies may be revoked by written notice of revocation filed at the registered office of the Company before the meeting. Any written notice revoking a proxy should be sent to Kerzner International Limited, c/o Harry B. Sands, Lobosky & Company Limited, P.O. Box N - 624, Fifty Shirley Street, Nassau, The Bahamas.

Under applicable Bahamian law and the Company's Amended and Restated Articles of Association, if a quorum is present, the favourable vote of a simple majority of the votes cast by holders of Ordinary Shares, voting in person or by proxy, at the Annual General Meeting will be required in order to approve the proposals set forth in this Proxy Statement.

A quorum is constituted when a majority of outstanding Ordinary Shares is present, in person or by proxy.

PROPOSAL 1 – ELECTION OF DIRECTORS

In accordance with the Company's Amended and Restated Articles of Association, the number of Directors of the Company is seven, unless otherwise determined by a resolution of the Board of Directors. On May 12, 2005, the Board of Directors resolved to increase the number of Directors from seven to eight. Such Directors are nominated by the Board of Directors and elected by the holders of Ordinary Shares. In accordance with the Company's Amended and Restated Articles of Association, Directors elected to the Board of Directors shall hold office until the date of the next Annual General Meeting.

The Board of Directors proposes the election of the nominees listed below. Each such nominee currently serves as a Director.

> Solomon Kerzner
> Howard B. ("Butch") Kerzner
> Peter N. Buckley
> Hamed Kazim
> Howard S. Marks
> Eric B. Siegel
> Stephen M. Ross
> Heinrich von Rantzau

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A
VOTE "FOR" THE ELECTION OF THE NOMINEES LISTED ABOVE.**

2

PROPOSAL 2 — APPROVAL OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP was appointed as the Company's independent registered public accounting firm commencing on June 24, 2002. The Board of Directors has approved the continued appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2005. A representative of Deloitte & Touche LLP will be present at the Annual General Meeting, and will have the opportunity to make a statement and respond to appropriate questions raised at the meeting.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE
RATIFICATION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM FOR 2005.
PROPOSAL 3 — APPROVAL OF THE COMPANY'S
2005 INCENTIVE STOCK PLAN**

On May 12, 2005, the Board of Directors approved the issuance of 2,000,000 Ordinary Shares in connection with awards of stock options, restricted shares and other-stock based awards under a new stock incentive plan (the "2005 Stock Incentive Plan" or the "Plan"). The following is a brief description of certain anticipated terms of the Plan. If the shareholders approve the Plan, the Board of Directors expects that during 2005 it will adopt a plan that is consistent in all material respects with the following description.

2005 Stock Incentive Plan

Participants

The Plan will allow the grant of stock options, restricted shares and other stock-based awards to directors, officers, employees and consultants of the Company and its subsidiaries (including prospective directors, officers, employees and consultants).

Plan Administration

The Plan will be administered by a committee composed of two or more members of the Board of Directors. Subject to the terms of the Plan and applicable law, the committee will have plenary authority to administer the Plan, including, but not limited to, the authority to (i) designate participants, (ii) determine the type or types of awards to be granted to a participant, (iii) determine the number of Ordinary Shares to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, awards, (iv) take any other action that the committee determines is necessary to comply with applicable law and (v) make any other determination and take any other action that the committee deems necessary or desirable for the administration of the Plan.

Shares Available For Awards

Subject to adjustment upon the occurrence of certain corporate events, the aggregate number of the Ordinary Shares that may be delivered pursuant to awards granted under the Plan will be 2,000,000. If an award granted under the Plan is forfeited or otherwise expires, terminates or is canceled without the delivery of Ordinary Shares, then the Ordinary Shares covered by that award will again be available to be delivered pursuant to awards under the Plan.

Table of Contents

Upon the occurrence of any corporate event affecting the Ordinary Shares, the committee in its discretion will have the authority to make such adjustments and other substitutions to the Plan and awards under the Plan as it deems equitable or desirable in its sole discretion.

Stock Options

The committee will have the authority to grant both incentive stock options ("ISOs") and nonqualified stock options ("NSOs") under the Plan. Except as otherwise determined by the committee in an award agreement, the exercise price per share for options cannot be less than the fair market value of an Ordinary Share on the date of grant. All options granted under the Plan will be NSOs unless the applicable award agreement expressly states that the option is intended to be an ISO.

The term of each option will be determined by the committee. The exercise price will be payable with cash (or its equivalent) or by other methods as permitted by the committee. The vesting schedule of each option will be determined by the committee.

Restricted Shares

Restricted shares are Ordinary Shares that are subject to forfeiture to the Company during the restricted period. During the restricted period, restricted shares may not be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the Plan or the applicable award agreement. During the restricted period, unless otherwise provided by the committee, a participant holding restricted shares will have all other rights, powers and privileges of a shareholder with respect to the restricted shares, except that, unless otherwise provided by the committee, (i) the participant will not be entitled to delivery of the certificates representing such restricted shares until the end of the restricted period and unless all other vesting requirements have been fulfilled or waived, (ii) other than regular cash dividends and such other distributions as the Board of Directors may in its sole discretion designate, the Company will retain custody of all distributions made or declared with respect to the restricted shares, and such distributions will be subject to the same restrictions, terms and vesting and other conditions as are applicable to the restricted shares, until such time as the restricted shares with respect to which such distributions have been made become vested and (iii) a breach of any restrictions, terms or conditions provided in the Plan or established by the committee with respect to any restricted shares will cause a forfeiture to the Company of such restricted shares. The participant will be entitled to any cash dividends made with respect to restricted shares either at the time the cash dividends are made or at the time that the restricted shares vest, as determined by the committee in its sole discretion.

Other Stock-Based Awards

Subject to the provisions of the Plan, the committee may grant to participants other stock-based or stock-related awards. The committee may determine the amounts and terms and conditions of any such awards provided that they comply with applicable law.

Amendment and Termination of the Plan

Subject to any government regulation and to the rules of any stock exchange or quotation system on which the Ordinary Shares may be listed or quoted, the Board of Directors will have the authority to amend the Plan without the approval of the Company's shareholders except that shareholder approval will be required for any amendment that would (i) increase the maximum number of the Ordinary Shares available for awards under the Plan or (ii) change the class of individuals eligible to participate under the Plan. No modification,

4

Table of Contents

amendment or termination of the Plan that is adverse to a participant will be effective without the consent of the affected participant, unless otherwise provided by the committee in the applicable award agreement.

Change of Control

The Plan or the applicable award agreement will provide for the treatment of outstanding awards in the event of a change in control of the Company and will define the events that constitute a change in control.

Term of The Plan

No award may be granted under the Plan after the tenth anniversary of the date the Plan is adopted.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A
VOTE "FOR" THE APPROVAL OF THE COMPANY'S
2005 INCENTIVE STOCK PLAN.
SHAREHOLDING INFORMATION**

As of the Record Date, the Company had approximately 36,306,967 Ordinary Shares outstanding. The following table sets forth certain information as of the Record Date (or certain other dates, to the extent indicated below), regarding the beneficial ownership of the Company's Ordinary Shares by: (i) any person who is known to the Company to be the owner of more than 5% of any class of the Company's voting securities and (ii) the Company's Directors and officers as a group. Due to the arrangements described below, certain of the Company's Ordinary Shares are beneficially owned by several parties.

Beneficial Owner	Number of Shares	Percent of Shares
Caledonia Investments plc ("Caledonia")	4,051,323(1)	11.2
Istithmar PJSC ("Istithmar")	4,500,000(2)	12.4
World Leisure Group Limited ("WLG")	4,528,694(3)	12.5
Sun International Limited ("Kersaf")	1,134,079(4),(6)	3.1
Baron Capital Group, Inc. ("Baron")	5,847,532(5)	16.1
Cement Merchants SA ("CMS")	2,758,493(6),(7)	7.6
FMR Corp.	4,294,750(8)	11.8
Directors and officers as a group (excluding shares beneficially owned by the Kerzner Family Trust(9))	*	*

---

*   Less than 5% of outstanding voting securities.

(1)   Consists of: (i) 3,622,293 Ordinary Shares held by Caledonia and (ii) 429,030 Ordinary Shares over which Caledonia has a proxy (see Note 4 below) (based upon information contained in the Schedule 13D/A filed by Caledonia on March 7, 2005).

(2)   Based upon information contained in the Schedule 13D/A filed by Istithmar on August 10, 2004. Istithmar is an entity indirectly wholly owned by the Royal Family of Dubai.

(3)   Consists of: (i) 3,995,794 Ordinary Shares held for the account of WLG, (ii) 429,030 Ordinary Shares over which WLG has a proxy (see Note 4 below) and (iii) 103,870 Ordinary Shares subject to currently exercisable options, all of which were transferred to the Kerzner Family Trust by Mr. S. Kerzner. The Kerzner Family Trust is controlled by Mr. Solomon Kerzner.

5

(4)   Consists of: (i) 50,200 Ordinary Shares held by Royale Resorts International Limited ("RRIL") and 983,579 Ordinary Shares held by Royale Resorts Holdings Limited ("RRHL"), a wholly owned subsidiary of RRIL, each of which companies is jointly owned by Kersaf and CMS (73.3% by Kersaf and 26.7% by CMS) and (ii) 100,300 Ordinary Shares owned by Sun International Inc., a wholly owned subsidiary of Kersaf.

Kersaf does not have any voting rights with respect to its Ordinary Shares of the Company. In connection with the July 2001 restructuring of the Company's majority shareholder, Kersaf and certain of its affiliates granted irrevocable proxies, in varying amounts, to vote all of its Ordinary Shares to Caledonia, WLG and CMS (the "Kersaf Proxy Shares"). Therefore, the amounts presented in this table for Caledonia and WLG each include 429,030 of the Kersaf Proxy Shares. The amounts presented in this table for CMS include the remaining 276,019 of Kersaf Proxy Shares.

(5)   Based upon information contained in the Schedule 13G/ A filed by Baron on February 15, 2005.

(6)   Amounts presented in this table reflect the beneficial ownership by each of Kersaf and CMS of the 1,033,779 Ordinary Shares held by RRIL and RRHL, 983,579 of which are held by RRHL and 50,200 of which are held by RRIL; Kersaf and CMS share dispositive power over the 1,033,779 Ordinary Shares held by RRHL and RRIL due to their joint ownership of RRHL and RRIL.

In addition, pursuant to an agreement entered into in July 2001, RRHL and RRIL granted to CMS an option to purchase all or a portion of 1,150,000 of the Company's Ordinary Shares then held by RRHL and RRIL. The number of Ordinary Shares subject to this option is currently 276,019 Ordinary Shares. This option expires on July 2, 2006. Amounts presented in this table treat all of the Ordinary Shares subject to this option as being beneficially owned by both Kersaf and CMS, both due to the shared rights of disposition described in the preceding paragraph and the option.

(7)   Consists of: (i) 1,724,714 Ordinary Shares held by CMS and (ii) 983,579 Ordinary Shares held by RRHL and the 50,200 Ordinary Shares held by RRIL over which CMS and Kersaf share dispositive power as discussed in Note 6 above, which shares include 276,019 Kersaf Proxy Shares as defined and discussed in Note 4 above.

(8)   Based upon information contained in the Schedule 13G/ A filed by FMR Corp. and certain affiliates on February 14, 2005.

(9)   If the directors and officers as a group were to exercise their vested options, they would own 0.2% of the Ordinary Shares outstanding as of the Record Date (excluding shares beneficially owned by the Kerzner Family Trust).

As of the Record Date, the Company had approximately 703 holders of record of approximately 36,306,967 Ordinary Shares, excluding 7,072,029 Ordinary Shares held as treasury stock.

All of the Company's Ordinary Shares have the same voting rights.

6

The amounts reflected in this "Major Shareholders" section are compiled and derived from SEC filings by each of Caledonia, Istithmar, Kersaf, Baron, CMS and FMR and other sources.

In April 2004, the Company issued $230.0 million principal amount of 2.375% Convertible Senior Subordinated Notes due 2024 which, after related issuance costs, resulted in net proceeds of approximately $223.7 million. The 2.375% Convertible Senior Subordinated Notes are unsecured senior subordinated obligations of the Company and mature on April 15, 2024, unless they are converted, redeemed or repurchased before the maturity date. The 2.375% Convertible Senior Subordinated Notes may be converted into cash and Ordinary Shares at an initial conversion rate of 17.1703 shares per $1,000 principal amount in accordance with the terms of the indenture. This conversion rate is equal to a conversion price of approximately $58.24 per Ordinary Share.

In July 2004, pursuant to the Company's "Heads of Agreement" with the Bahamian Government, the Company completed an equity offering in the Bahamas of 4,227,000 Bahamian Depositary Receipts ("BDRs"), which are the equivalent of 427,700 Ordinary Shares. The BDRs are listed and trade on the Bahamas International Securities Exchange.

DIRECTORS AND EXECUTIVE OFFICERS

The current directors of the Company are:

Name	Country	Director Since
Solomon Kerzner	Republic of South Africa	1993
Butch Kerzner	Republic of South Africa	2004
Peter N. Buckley	United Kingdom	1994
Hamed Kazim	United Arab Emirates	2004
Howard S. Marks	United States of America	1994
Eric B. Siegel	United States of America	1994
Stephen M. Ross	United States of America	2005
Heinrich von Rantzau	Germany	2001

Pursuant to the Company's Amended and Restated Articles of Association, the number of Directors of the Company is seven unless otherwise determined by a resolution of the Board of Directors. The current Directors, except Butch Kerzner, Hamed Kazim and Stephen M. Ross, were elected at the Company's Annual General Meeting on July 27, 2004 to hold office until the date of the Annual General Meeting to be held in 2005. Messrs Howard B. Kerzner and Hamed Kazim were elected to the Board of Directors effective December 8, 2004 to hold office until the date of the Annual General Meeting to be held in 2005, and Mr. Stephen Ross was elected to the Board of Directors on May 12, 2005 to hold office until the date of the Annual General Meeting to be held in 2005, at which time the Board of Directors, by resolution, increased the number of Directors from seven to eight. The Board of Directors may, at its discretion, provide for holders of Ordinary Shares to propose candidates for nomination to the Board of Directors in accordance with such procedures and terms as the Board of Directors shall, in its discretion, determine, subject to the procedures being in accordance with applicable laws, rules and regulations, including those of any stock exchange or quotation system on which the Company's Ordinary Shares are listed. Pursuant to the Company's Amended and Restated Articles of Association, the Board of Directors determined the slate of nominees to be presented to the holders of Ordinary Shares for election at the Company's Annual General Meeting to be held on July 19, 2005.

Table of Contents

The Company agreed to include in the slate of Directors submitted by the Company to the Company's shareholders for election one individual designated by each of WLG, Caledonia and CMS, subject to their retaining a minimum beneficial ownership of the Company's Ordinary Shares. Further, in connection with the strategic investment by Istithmar in the Company's Ordinary Shares, the Company agreed to add a representative of Istithmar to the Company's Board of Directors. As a result, Mr. Kazim took a seat on the Company's Board of Directors. At such time, the Company's Board of Directors also decided to add an additional seat on the Company's Board of Directors, which was taken by the Company's Chief Executive Officer, Mr. Butch Kerzner.

In accordance with the audit committee requirements of the New York Stock Exchange and the Securities Exchange Act of 1934, as amended, all members of the Company's audit committee must be independent as of July 31, 2005. By such date, the Company expects the Company's audit committee to consist of Howard S. Marks, Eric B. Siegel and Heinrich von Rantzau, all of whom the Company's Board of Directors has determined to be independent.

The current executive officers of the Company are:

Name	Age	Executive Officer Since
Solomon Kerzner, Chairman	69	1993
Butch Kerzner, Chief Executive Officer	41	1995
John R. Allison, Executive Vice President & Chief Financial Officer	59	1994
Richard M. Levine, Executive Vice President-General Counsel	44	2004

The backgrounds of each of the Directors and executive officers of the Company are described below:

Solomon Kerzner, Chairman of the Board of Directors: Mr. Kerzner has been Chairman since October 1993. From October 1993 to June 1996, Mr. Kerzner served as President and from October 1993 until December 2003, he served as the Company's Chief Executive Officer. Mr. Kerzner is the Chairman of WLG, which, together with its affiliates, as of the Record Date owned approximately 12.5% of the Company's Ordinary Shares. Mr. Kerzner is one of the visionary leaders of the resort and gaming industries. Prior to founding Kerzner, Mr. Kerzner pioneered the concept of an entertainment and gaming destination resort designed and managed to appeal to multiple market segments by developing Sun City, located near Johannesburg, South Africa. Sun City features four hotels with approximately 1,300 rooms, an entertainment center that includes a 6,000-seat indoor superbowl, a 46-acre man-made lake for water sports and approximately 55,000 square feet of gaming space. In 1992, Sun City was expanded to include The Lost City, a themed resort that features a 350-room luxury hotel and a man-made jungle in which over one million trees were transplanted. Mr. Kerzner has been responsible for the development of 21 hotels and founded both of southern Africa's largest hotel groups,

Southern Sun Hotels and Sun International South Africa. The Company does not have any interest in any of the southern African properties developed by Mr. Kerzner. Mr. Kerzner is the father of Mr. Butch Kerzner.

Butch Kerzner, Chief Executive Officer and Director: Mr. Kerzner has been Chief Executive Officer since January 1, 2004 and a Director since December 8, 2004. Mr. Kerzner joined Kerzner in May 1995 as Executive Vice President — Corporate Development and was President from June 1996 until December 2003. Prior to that time, he was Director — Corporate Development of Sun International Investments Limited ("SIIL") from September 1992. Previously, Mr. Kerzner was an Associate of Lazard Frères & Co. LLC from September 1991. Prior to that Mr. Kerzner worked for the First Boston Corporation. Mr. Kerzner is the son of Mr. Solomon Kerzner.

[Table of Contents](#)

John R. Allison, Executive Vice President & Chief Financial Officer: Mr. Allison joined Kerzner in May 1995 as Chief Financial Officer. Mr. Allison joined SIIL in March 1994 as Group Financial Director. From December 1987 until February 1994, Mr. Allison was Financial Director of Sun International Inc., a resort and management holding company with interests in approximately 27 hotels in southern Africa. Prior to that time, he was the Group Financial Director of Kimberly-Clark (South Africa) Limited for four years. He is a fellow of the Institute of Chartered Accountants in England and Wales and a member of the South African Institute of Chartered Accountants.

Richard M. Levine, Executive Vice President-General Counsel: Mr. Levine joined the Company in April 2004 as the Company's Executive Vice President-General Counsel. Mr. Levine began his legal career with the law firm of Cleary, Gottlieb, Steen & Hamilton and worked as an associate in both their New York and Tokyo offices. Mr. Levine subsequently joined Credit Suisse First Boston as the General Counsel for its Private Equity Division and most recently was General Counsel for a private equity firm, Hellman & Friedman, LLC.

Peter N. Buckley, Director: Mr. Buckley has been a Director since April 1994. Mr. Buckley was the Chairman of Caledonia through 2002, which as of the Record Date beneficially owned approximately 11.2% of the Company's Ordinary Shares. In 1994, he was appointed Chairman of Caledonia, having been Deputy Chairman and Chief Executive since 1987. He is also Chairman of Bristow Aviation Holdings Limited. He is a non-executive Director of Close Brothers Group PLC and Offshore Logistics, Inc. (a NYSE listed company).

Hamed Kazim, Director: Mr. Kazim has been a Director since December 8, 2004. Mr. Kazim served as the Managing Partner of Ernst & Young-Dubai until May 31, 2004 when he joined The Corporate Office as Group Chief Financial Officer and Head of The Corporate Office, which is owned by the Royal Family of Dubai. Mr. Kazim joined Arthur Andersen LLP in 1983 where he remained until 2002 when its practice merged with Ernst & Young in the Middle East. During 1999 and 2000, Mr. Kazim was seconded to Dubai Internet City as CEO to start the project. Mr. Kazim also acted as advisor to some of the largest groups in Dubai on various organizational and business issues. Mr. Kazim is a graduate of the University of California, San Diego with a B.A. in Economics. Mr. Kazim has been a certified public accountant since 1986 when he received his CPA with high distinction.

Howard S. Marks, Director: Mr. Marks has been a Director since April 1994. Mr. Marks is Chairman of Oaktree Capital Management, LLC, which manages funds in excess of $20.0 billion for institutional investors. Previously, Mr. Marks was employed by The TCW Group, Inc. where he became Chief Investment Officer for Domestic Fixed Income and President of its largest affiliate, TCW Asset Management Company.

Eric B. Siegel, Director: Mr. Siegel has been a Director since April 1994. Mr. Siegel is a retired limited partner of Apollo Advisors, L.P. Mr. Siegel is also a Director and Chairman of the Executive Committee of El Paso Electric Company (a NYSE listed company) and is a Director of Ares Capital Corporation (a NASDAQ listed company).

Heinrich von Rantzau, Director: Mr. von Rantzau has been a Director since July 2001. Mr. von Rantzau is a principal of Cement Merchants SA, which as of the Record Date beneficially owned approximately 7.6% of the Company's Ordinary Shares, and an executive of Deutsche Afrika-Linien GmbH, Reederei John T. Essberger and VORA Schiffahrts-und Beteiligungsgesellschaft GmbH. Mr. von Rantzau is a board member of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and a member of the Trade Advisory Board of Germanischer Lloyd, Lloyd's Register of Shipping and German National Committee.

[Table of Contents](#)

Stephen M. Ross, Director: Mr. Ross has been a Director since May 2005. Mr. Ross is Chairman, Chief Executive Officer and founder of The Related Companies, L.P. a developer, manager and financier of premier real estate properties, including the Time Warner Center in New York City. Established in 1972 by Mr. Ross and originally called Related Housing Companies, The Related Companies' portfolio includes over $15 billion worth of developments. He is a founder and Chairman of CharterMac (an AMEX listed company), in which The Related Companies is an 18%

stock owner.

OTHER MATTERS

In March 2004, the Company amended and restated its Articles of Association including, in part, the provisions of Article 93 related to circumstances and procedures pursuant to which the Company may force a Company securities holder who has been found disqualified by a Gaming Authority with jurisdiction over the Company to dispose of its securities. A copy of the Company's Amended and Restated Articles of Association is filed as Exhibit 1.1(b) to the Company's Annual Report on Form 20-F for the year ended December 31, 2004.

Proxies are being solicited by and on behalf of the Board of Directors. The cost of soliciting proxies will be borne by the Company.

The Company is incorporated in the Commonwealth of The Bahamas and is a "foreign private issuer" within the meaning of the rules of the U.S. Securities and Exchange Commission and is exempt from the Commission's rules relating to proxy solicitation. In addition, directors, officers and ten percent shareholders of the Company are exempt from the reporting and short-swing liability provisions of Section 16 of the Securities Exchange Act of 1934. The Company files annual and periodic reports with the Commission on forms applicable to foreign private issuers.

By Order of the Board of Directors,

Richard M. Levine
Executive Vice President - General Counsel

10

KERZNER INTERNATIONAL LIMITED

ATLANTIS, PARADISE ISLAND
NASSAU, BAHAMAS

ANNUAL GENERAL MEETING OF SHAREHOLDERS
NEW PROVIDENCE ROOM
CORAL TOWERS
TUESDAY, JULY 19, 2005
10:00 A.M., LOCAL TIME

-DETACH PROXY CARD HERE -

Sign, Date and Return this Card Promptly Using the Enclosed Envelope.	☑ **Votes must be indicated (x) in Black or Blue ink.**

1. Proposal to elect Solomon Kerzner, Butch Kerzner, Peter N. Buckley, Hamed Kazim, Howard S. Marks, Eric B. Siegel, Stephen M. Ross and Heinrich von Rantzau as Directors of the Company.

FOR ALL	☐	WITHHOLD ALL	☐	EXCEPTIONS*	☐

Exceptions* _____

		FOR	AGAINST	ABSTAIN
2.	Proposal to ratify Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2005.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
3.	Proposal to approve the Company's 2005 Incentive Stock Plan.	☐	☐	☐

To change your address, please mark this box. ☐

To include any comments, please mark this box. ☐

S C A N L I N E

Please mark, date and sign exactly as name appears on this proxy and return the proxy card promptly, using the enclosed envelope. If the shareholder is a corporation, please have its duly authorized officer sign the full corporate name. Executors, administrators, trustees and the like should state full title and capacity. Joint owners should each sign.

Date Share Owner sign here	Co-Owner sign here

Table of Contents



KERZNER INTERNATIONAL LIMITED
Executive Office, Coral Towers
Paradise Island, The Bahamas

    The undersigned being a member of Kerzner International Limited, hereby appoints John R. Allison, Richard M. Levine, Giselle Pyfrom and William C. Murtha and each of them, with the power of substitution, as proxy to vote for me and on my behalf at the Annual General Meeting of the Company to be held on July 19, 2005 and at any adjournment thereof.

    Properly executed proxies deposited at the registered office of the Company not less than 48 hours prior to the Annual General Meeting or received at the Annual General Meeting, and not subsequently revoked, will be voted at the Annual General Meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies will be voted **"FOR"** the proposals set forth in this proxy card.

    The Board of Directors unanimously recommends that holders vote **"FOR"** the proposals set forth in this proxy card.

(Continued, and to be signed on reverse side.)

KERZNER INTERNATIONAL LIMITED
P.O. BOX 11259
NEW YORK, NY. 10203-0259